Exhibit (b)(2)

AMENDMENT NO. 1

TO THE

BYLAWS

OF

MASTER INVESTMENT PORTFOLIO II

This Amendment No. 1 (this “Amendment”) to Bylaws of Master Investment Portfolio II adopted April 19, 2018 (the “Bylaws”) is made as of November 19, 2020 in accordance with Article XII of the Bylaws. Capitalized terms used herein and not otherwise herein defined are used as defined in the Bylaws.

3.    Article IV, Sections 2 and 4 are hereby amended to add the following after each reference to “place” in each such section:

(which shall include a meeting held solely by means of remote communications)

4.    Article IV is hereby amended to add Section 6 as follows:

Section 6. Meetings by Remote Communications.

The Trustees may, in their sole discretion, determine that a meeting of Interestholders may be held partly or solely by means of remote communications and to the extent so authorized, Interestholders and proxyholders not physically present at a meeting of Interestholders may, by means of remote communications: (a) participate in a meeting of Interestholders; and (b) be deemed present in person and vote at a meeting of Interestholders whether such meeting is to be held at a designated place or solely by means of remote communications. In connection with any such meeting, the Trust shall implement such measures as the Trustees deem to be reasonable to verify that each person deemed present and permitted to vote at the meeting by means of remote communications is a Interestholder or proxyholder and to provide such Interestholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the Interestholders. If any Interestholder or proxyholder votes or takes other action at the meeting by means of remote communications, a record of such vote or other action shall be maintained by the Trust.